Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Andrzej Kowalczyk** **Director, Ownership Supervision and Investor Relations**	*Phone:* *Fax:*	*(48 76) 84 78 231* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 5 May 2003

Number of pages (including this one): 15



03022233

In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 31, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly report for the 1st quarter of 2003.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1st quarter accrued/2003 period from 1 January 2003 to 31 March 2003	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002	1st quarter accrued/2003 period from 1 January 2003 to 31 March 2003	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002
I. Net revenue from the sale of products, goods and materials	1 125 710	1 112 198	265 035	307 875
II. Operating profit (loss)	91 513	67 034	21 546	18 556
III. Profit (loss) before taxation	169 978	99 004	40 019	27 406
IV. Net profit (loss)	135 295	61 119	31 854	16 919
V.Net cash flow from operations	90 183	(44 953)	21 233	(12 444)
VI. Net cash flow from investing activities	(107 441)	(106 639)	(25 296)	(29 519)
VII. Net cash flow from financing activities	(29 914)	157 380	(7 043)	43 565
VIII. Total net cash flow	(47 172)	5 788	(11 106)	1 602
IX. Total assets	8 331 887	8 028 648	1 891 375	2 227 952
X. Liabilities and provisions for liabilities	4 207 773	4 364 333	955 183	1 211 104
XI.Long term liabilities	127 856	125 025	29 024	34 694
XII. Short term liabilities	2 512 695	2 829 565	570 393	785 205
XIII. Shareholders' funds	4 124 114	3 664 315	936 192	1 016 848
XIV. Share capital	2 000 000	2 000 000	454 009	555 001
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.68	0.31	0.16	0.08
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	20.62	18.32	4.68	5.08
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board:
Grzegorz Kubacki, Jarosław Andrzej Szczepek, Tadeusz Szeląg
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

BALANCE SHEET	as at 31 March 2003 end of quarter	as at 31 December 2002 end of prior quarter	as at 31 March 2002 end of quarter	as at 31 December 2001 end of prior quarter
ASSETS				
I. Fixed Assets	**6 477 831**	**6 439 830**	**5 013 344**	**4 979 263**
1. Intangible fixed assets, of which:	15 656	18 097	12 043	14 071
- goodwill				
2. Tangible fixed assets	2 983 976	3 014 129	2 953 053	2 957 067
3. Long term debtors	48 013	48 016	2 323	2 336
3.1. From related entities	46 086	46 086	299	299
3.2. From other entities	1 927	1 930	2 024	2 037
4. Long term investments	3 192 560	3 167 556	1 833 906	1 838 258
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 192 560	3 167 556	1 833 906	1 838 258
a) in related entities, of which:	2 596 588	2 590 088	1 259 474	1 264 708
-shares in subordinated entities valued by the equity method				
b) in other entities	595 972	577 468	574 432	573 550
4.4. Other long term investments				
5. Long term prepayments	237 626	192 032	212 019	167 531
5.1. Deferred tax asset	233 255	187 704	204 434	159 943
5.2. Other prepayments	4 371	4 328	7 585	7 588
II. Current assets	**1 854 056**	**1 715 242**	**3 015 304**	**2 760 098**
1. Inventory	865 944	846 855	920 793	925 542
2. Short term debtors	588 335	585 971	592 062	476 681
2.1. From related entities	61 490	44 158	96 740	84 645
2.2. From other entities	526 845	541 813	495 322	392 036
3. Short term investments	353 494	277 790	1 454 377	1 352 096
3.1 Short term financial assets	353 494	277 790	1 454 377	1 352 096
a) in related entities	398		1 289 682	1 209 000
b) in other entities	281 429	159 319	113 688	98 033
c) cash and cash equivalents	71 667	118 471	51 007	45 063
3.2. Other short term investments				
4. Short term prepayments	46 283	4 626	48 072	5 779
Total assets	**8 331 887**	**8 155 072**	**8 028 648**	**7 739 361**
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	**4 124 114**	**4 010 925**	**3 664 315**	**3 623 078**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	999 429	998 829	1 185 288	1 182 675
5. Revaluation reserve capital	799 233	821 939	672 320	704 126
6. Other reserve capital				
7. Profit (loss) from prior years	190 157	(64 389)	(254 412)	17 780
8. Net profit (loss)	135 295	254 546	61 119	(281 503)
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	**4 207 773**	**4 144 147**	**4 364 333**	**4 116 283**
1. Provisions for liabilities	1 372 588	1 354 599	1 281 124	1 250 685
1.1. Provision for deferred income tax	225 291	196 940	125 999	100 806
1.2. Provision for retirement and related benefits	670 939	660 551	638 883	640 190
a) long term	622 384	611 996	593 673	594 980
b) short term	48 555	48 555	45 210	45 210
1.3. Other provisions	476 358	497 108	516 242	509 689
a) long term	412 589	412 859	439 900	436 238
b) short term	63 769	84 249	76 342	73 451
2. Long term liabilities	127 856	1 206 122	125 025	120 918
2.1. Toward related entities				
2.2. Toward other entities	127 856	1 206 122	125 025	120 918

EXEMPTION NUMBER: 82 4639

3. Short term liabilities	2 512 695	1 439 125	2 829 565	2 698 840
3.1. Toward related entities	173 817	208 366	263 897	260 850
3.2. Toward other entities	2 243 656	1 176 623	2 474 634	2 387 346
3.3. Special funds	95 222	54 136	91 034	50 644
4. Accruals and deferred income	194 634	144 301	128 619	45 840
4.1. Negative goodwill				
4.2. Other accruals and deferred income	194 634	144 301	128 619	45 840
a) long term	2 044	2 078	2 052	2 086
b) short term	192 590	142 223	126 567	43 754
Total shareholders' funds and liabilities	**8 331 887**	**8 155 072**	**8 028 648**	**7 739 361**

Net assets	**4 124 114**	**4 010 925**	**3 664 315**	**3 623 078**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**20.62**	**20.05**	**18.32**	**18.12**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	**as at 31 March 2003 end of quarter**	**as at 31 December 2002 end of prior quarter**	**as at 31 March 2002 end of quarter**	**as at 31 December 2001 end of prior quarter**
1. Contingent debtors	**44 207**	**44 650**	**52 918**	**52 500**
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	44 207	44 650	52 918	52 500
- received guarantees				
- contested State budget issues	43 992	44 410	52 918	52 500
- other	215	240		
2. Contingent liabilities		**250**		
2.1. Toward related entities (due to)				
- granted guarantees				
2.2. Toward other entities (due to)		250		
- granted guarantees		250		
3. Other (due to)	**316 164**	**317 722**	**394 039**	**242 692**
- liabilities on bills of exchange		3 557	114 908	10 791
- contingent penalties			121	316
- perpetual usufruct of land	173 246	170 406	170 848	170 966
- liabilities due to rationalisation and R&D work, and other unrealised agreements	64 085	64 659	20 014	22 975
- contested State budget liabilities	76 870	76 870	50 482	
- other unresolved and disputed issues, etc.	1 963	2 230	37 666	37 644

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

PROFIT AND LOSS ACCOUNT	1st quarter/2003 period from 1 January 2003 to 31 March 2003	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002
I. Net revenue from the sale of products, goods and materials, of which:	**1 125 710**	**1 112 198**
-from related entities	232 962	285 875
1. Net revenue from the sale of products	1 120 896	1 104 629
2. Net revenue from the sale of goods and materials	4 814	7 569
II. Cost of sale of products, goods and materials, of which:	**(901 371)**	**(925 544)**
-from related entities	(190 467)	(245 809)
1. Cost of manufactured products sold	(897 291)	(918 531)
2. Cost of goods and materials sold	(4 080)	(7 013)
III. Gross profit (I-II)	**224 339**	**186 654**
IV. Selling costs	(18 824)	(16 346)
V. General administrative costs	(99 708)	(99 615)
VI. Profit from sales (III-IV-V)	**105 807**	**70 693**
VII. Other operating income	21 352	6 834
1. Profit from disposal of non-financial fixed assets	62	418
2. Subsidies	68	40
3. Other operating income	21 222	6 376
VIII. Other operating costs	(35 646)	(10 493)
1. Loss from disposal of non-financial fixed assets		
2. Revaluation of non-financial assets	(4 957)	(1 666)
3. Other operating costs	(30 689)	(8 827)
IX. Operating profit (loss) (VI+VII-VIII)	**91 513**	**67 034**
X. Financial income	199 702	166 345
1. Dividends and share in profit, of which:	46 943	
-from related entities	434	
2. Interest, of which:	32 978	41 951
-from related entities	25 527	35 766
3. Profit from the disposal of investments	15 993	8 497
4. Revaluation of investments	97 477	106 373
5. Other	6 311	9 524
XI. Financial costs	(121 244)	(134 375)
1. Interest, of which:	(26 306)	(39 593)
-for related entities		
2. Loss from the disposal of investments		
3. Revaluation of investments	(88 326)	(72 622)
4. Other	(6 612)	(22 160)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	**169 971**	**99 004**
XIII. Result on extraordinary items (XIII.1.-XIII.2.)	**7**	
1. Extraordinary gains	**11**	
2. Extraordinary losses	4	
XIV. Profit (loss) before taxation (XII+/-XIII)	**169 978**	**99 004**
XV. Taxation	(34 683)	(37 885)
a) current taxation	(43 616)	(49 452)
b) deferred taxation	8 933	11 567
XVI. Other obligatory deductions from profit (loss increase)		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**135 295**	**61 119**

Net profit (loss) (annualised)	**328 722**	**(265 370)**
Weighted average number of ordinary shares	**200 000 000**	**200 000 000**
Net profit (loss) per share (in PLN)	**1.64**	**(1.33)**
Weighted average diluted number of ordinary shares		
Diluted profit (loss) per ordinary share (in PLN)		

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	1st quarter/2003 period from 1 January 2003 to 31 March 2003	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002
I. Shareholders' funds - beginning of the period	**4 010 925**	**3 696 075**
a) changes of accounting policies		(64 389)
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	**4 010 925**	**3 631 686**
1. Share capital - beginning of the period	**2 000 000**	**2 000 000**
1.1. Changes in share capital		
a) increase, due to:		
- issuance of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	**2 000 000**	**2 000 000**
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	**998 829**	**1 184 267**
4.1. Changes in reserve capital	600	1 021
a) increase, due to:	600	1 021
- issuance of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)		
- transfer from revaluation reserve capital	600	1 021
b) decrease, due to:		
- coverage of losses		
4.2. Reserve capital - end of the period	**999 429**	**1 185 288**
5. Revaluation reserve capital - beginning of the period	**821 939**	**701 831**
5.1. Changes in revaluation reserve capital	(22 706)	(29 511)
a) increase, due to:	132 041	37 210
- settlement of derivative instruments	9 880	15 019
- revaluation of hedging transactions, in the effective part	113 893	11 111
- excess of tax asset over provision for deferred taxation	8 268	11 080
b) decrease, due to:	(154 747)	(66 721)
- disposal of tangible fixed assets	(618)	(1 021)
- revaluation of hedging transactions, in the effective part	(129 571)	(65 700)
- settlement of derivative instruments	(24 558)	
5.2. Revaluation reserve capital - end of the period	**799 233**	**672 320**
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		
7. Retained profit (uncovered losses) from prior years - beginning of the period	**190 157**	**(190 023)**
7.1. Retained profit from prior years - beginning of the period	**254 546**	
a) changes to accounting methodology (policies)		
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	**254 546**	
a) increase, due to:		
- distribution of profit from prior years		
b) decrease, due to:		
7.3. Retained profit from prior years - end of the period	**254 546**	
7.4. Uncovered loss from prior years - beginning of the period	**(64 389)**	**(190 023)**
a) changes to accounting methodology (policies)		(64 389)
b) corrections due to error		

EXEMPTION NUMBER: 82 4639

7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	**(64 389)**	**(254 412)**
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:		
7.6. Uncovered loss from prior years - end of the period	**(64 389)**	**(254 412)**
7.7. Retained profit (uncovered loss) from prior years - end of the period	**190 157**	**(254 412)**
8. Net result	**135 295**	**61 119**
a) net profit	135 295	61 119
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	**4 124 114**	**3 664 315**
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	**4 124 114**	**3 664 315**

(in '000 PLN)

STATEMENT OF CASH FLOWS	1st quarter/2003 period from 1 January 2003 to 31 March 2003	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002
A. Cash flow from operations - indirect method		
I. Net profit (loss)	**135 295**	**61 119**
II. Total adjustments	**(45 112)**	**(106 072)**
1. Share in net (profit) loss of subordinated entities valued by the equity method		
2. Depreciation	75 843	75 866
3. (Profit) loss on exchange rate differences	65 464	48 141
4. Interest and share in profits (dividends)	(45 714)	(5 562)
5. (Profit) loss on investing activities	(15 682)	(8 293)
6. Change in provisions	25 339	201 253
7. Change in inventories	(19 089)	4 749
8. Change in debtors	(2 443)	(118 502)
9. Change in short term liabilities, excluding loans and credit	(45 297)	(68 385)
10. Change in prepayments and accruals	(36 002)	(2 618)
11. Other adjustments	(47 531)	(232 721)
III. Net cash flow from operations (I+/-II)	**90 183**	**(44 953)**
B. Cash flow from investing activities		
I. Inflow	**30 514**	**106 646**
1. The sale of intangible assets and tangible fixed assets	144	518
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	30 370	105 983
a) in related entities	25 681	42 087
- the sale of financial assets		7 590
- dividends and share in profit	434	
- repayment of long term loans granted		
- interest	25 247	34 497
- other inflow from financial assets		
b) in other entities	4 689	63 896
- the sale of financial assets	4 379	63 890
- dividends and share in profit		
- repayment of long term loans granted		
- interest	310	
- other inflow from financial assets		6

EXEMPTION NUMBER: 82 4639

4. Other investment inflow		145
II. Outflow	**(137 955)**	**(208 285)**
1. The purchase of intangible assets and tangible fixed assets	(79 700)	(67 956)
2. The purchase of real estate and intangible assets		
3. For financial assets, of which:	(58 020)	(138 853)
a) in related entities	(36 890)	(93 422)
- the purchase of financial assets	(36 500)	(93 422)
- long term loans granted	(390)	
- other financial assets		
b) in other entities	(21 130)	(45 431)
- the purchase of financial assets	(21 130)	(45 431)
- long term loans granted		
- other financial assets		(5 000)
4. Other investment outflow	(235)	(1 476)
III. Net cash flow from investing activities (I-II)	**(107 441)**	**(101 639)**
C. Cash flow from financing activities		
I. Inflow		**285 738**
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Credit and loans		285 738
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(29 914)	(128 358)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(2 553)	(99 423)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(269)	
8. Interest	(27 092)	(28 935)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	**(29 914)**	**157 380**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**(47 172)**	**10 788**
E. Change in balance sheet total of cash and cash equivalents, of which:	**46 805**	**5 944**
- change in cash and cash equivalents due to exchange rate differences	367	156
F. Cash and cash equivalents - beginning of the period	**118 708**	**45 115**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**71 536**	**55 903**
- including those having limited rights of disposal	27 919	24 025

EXEMPTION NUMBER: 82 4639

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE FIRST QUARTER OF 2003 - PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Accounting principles.

The financial results presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles described in the annual report published on 12 March 2003.
Data from the first quarter of the prior year have been restated in reference to the current quarter. The changes carried out with respect to this previously-published data relate to:

- estimation of the provision for mine closure costs in accordance with the methodology of IAS 16 and settlement of the effects of this estimation charged to the financial result, and
- valuation of embedded instruments.

The total effect of these changes in methodology led to an improvement in the financial result of the prior first quarter of PLN 1 449 thousand.
There were no changes in accounting principles made by the Company in the current quarter.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:
- for the calculation of turnover, financial results and cash flow for the current quarter, the rate of 4.2474 PLN/EUR
- for the calculation of assets and capital as at 31 March 2003, the rate of 4.4052 PLN/EUR.
- for the calculation of turnover, financial results and cash flow for the comparative quarter, the rate of 3.6125 PLN/EUR, and
- for the calculation of assets and capital as at 31 March 2002, the rate of 3.6036 PLN/EUR.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter the Company created or revalued provisions for the following liabilities:

- the provision for future mine closure costs was revalued. The effect of this revaluation is a decrease in the provision and an increase in the financial result in the amount of PLN 820 thousand.
- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments was revalued.
  The effect of this revaluation is the creation of a provision in the amount of PLN 16 719 thousand and the release of a provision in the amount of PLN 6 331 thousand. The amount of PLN 10 388 thousand was charged to the financial result.
- the long term provision for liabilities towards local authorities for permission to expand the tailings pond was revalued and charged to the financial result in the amount of PLN 2 261 thousand
- a provision was created in accruals for one-off wages in the amount of PLN 67 325 thousand.

2. Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the Company actualised the tax asset and the deferred income tax provision.

The deferred tax asset increased by PLN 45 551 thousand, of which the following was settled:
- increase of the financial result PLN 44 634 thousand
- increase of shareholders' funds PLN 917 thousand

The deferred income tax provision increased by PLN 28 351 thousand, of which the following was settled:
- decrease of the financial result PLN 35 702 thousand
- increase of shareholders' funds PLN 7 351 thousand

EXEMPTION NUMBER: 82 4639

3. Adjustment revaluing assets

Due to the revaluation of tangible and financial assets at the end of the current quarter, the financial result was increased by PLN 11 617 thousand, of which due to:

- allowances for debtors together with interest (a surplus of allowances released over created), the financial result was increased by PLN 3 562 thousand
- a decrease in the value of tangible inventories and of tangible fixed assets due to revaluation to net market value, the financial result was decreased by PLN 1 096 thousand
- revaluation of derivative instruments to fair value, the financial result was increased by PLN 9 151 thousand.
  Due to revaluation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including revaluation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital was decreased by PLN 22 088 thousand.

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY

1. Production results

In the first quarter of 2003 KGHM Polska Miedź S.A. produced 131 274 tonnes of electrolytic copper and 286 922 kg of metallic silver.

2. Work on restructuring Company debt

In the first quarter of 2003 the Company held discussions related to the restructurisation of its debt with banks interested in participating in the financing of KGHM Polska Miedź S.A. These discusions were aimed at replacing the short term financing currently used by the Company with medium and long term financing. The work carried out will be reflected in the changes in the financing structure in the second quarter of 2003.

3. Understanding with trade unions

In the month of March 2003, after the Management Board of KGHM Polska Miedź S.A. set the average monthly wage rise factor at 3.3%, three trade unions: Związek Zawodowy Pracowników Przemysłu Miedziowego, Związek Zawodowy Pracowników Dołowych KGHM „Polska Miedź" S.A. and Związek Zawodowy „Polska Miedź" initiated a collective dispute with the Management Board of KGHM Polska Miedź S.A. The main demand in this dispute was for an increase in wages in 2003 by 7%.
The negotiations carried out with these trade unions were concluded with the signing on 15 April 2003 of an agreement ending the collective dispute.
This agreement provides for the realisation of the main demand, related to an increase in wages, in the form of a payment to employees in two instalments of a special bonus totalling 50% of the average monthly wage calculated as for holiday leave. The estimated effects of this bonus payment amount to PLN 39 200 thousand.

4. Rights to the dividend of Polkomtel S.A.

On 31 March 2003 the Ordinary General Meeting of Polkomtel S.A. adopted a resolution on the distribution of profit for 2002. In this resolution the General Meeting decided to dedicate PLN 237 185 thousand of the profit earned for 2002, in the amount of PLN 515 826 thosand, to the payment of a dividend. The amount of this dividend due KGHM Polska Miedź S.A. in proportion to its shareholding in the equity of the company amounts to PLN 46 509 thousand. The rights date for this dividend was set at 31 March 2003. Payment of the dividend was realised on 30 April 2003.

5. Risk management

The Company actively managed its currency risk and risk related to changes in metals prices by making use of the situation on the currency and commodity markets.
In the first quarter of 2003 a strategy for hedging copper prices in the period from January to December 2003 was implemented. As a result a significant part of the Company's copper production, planned for sale in the period from April to December 2003, is hedged against unexpected changes in copper prices.
At the beginning of the first quarter of 2003 implementation of a hedging strategy against unexpected changes in silver prices was continued, as a result of which that part of Company production planned for sale in the period from April 2003 to June 2004 will not be sensitive to this type of risk.

EXEMPTION NUMBER: 82 4639

In the course of managing currency risk a further strategy was implemented, in which a portion of planned revenues from sales to the end of 2004 have been hedged. As a result the Company will be significantly hedged against unexpected changes in the currency rate in the period from April 2003 to June 2004. The level of hedging achieved (to the end of 2004) exceed the planned exchange rate.

6. **Tailings pond "Żelazny Most"**

Proceedings are still in progress related to changes in the municipal territorial plan for the Municipality of Rudna. The change in this plan is the basis for the granting of permission to expand the tailings pond „Żelazny Most". Meanwhile the Supreme Administrative Court dismissed the claims against the municipal territorial plan, which enables the Municipal Council of Rudna to adopt reolutions with respect to this plan.

7. **Changes in the organisation of work in the mines**

Starting from 6 January 2003 changes in labor organisation were initiated in selected areas of the mines, based on implementation of a multi-shift labor organisation system (or, WSP).
In the first quarter of 2003 these areas recorded a gradual improvement in labor organisation, an improvement in technological and economic results and an increase in wages of those workers employed in this system.
In accordance with agreements reached with the trade unions (Związek Zawodowy Pracowników Przemysłu Miedziowego, Związek Zawodowy Pracowników Dołowych KGHM Polska Miedź S.A., and Związek Zawodowy Pracowników Technicznych i Administracji "DOZÓR" dla Przemysłu Miedziowego) evaluation of the new labor organisation system by the signatories of the agreement will be made by 20 June 2003, and may represent a justification for expanding the WSP system into other mining areas.

<u>**Other important events reported by the Company**</u>

Company bodies
The Management Board of KGHM Polska Miedź S.A. has convened an Ordinary General Meeting of KGHM Polska Miedź S.A., which will be held on 29 May 2003 at the head office of the Company.

The acquisition of significant assets
Based on a sales agreement dated 25 March 2003 the sport association Międzyzakładowy Klub Sportowy "ZAGŁĘBIE" Lubin with registered head office in Lubin, transferred ownership rights to 2 129 registered ordinary shares of "ZAGŁĘBIA" Lubin Sportowa Spółka Akcyjna, having a total nominal value of PLN 2 129 thousand and a purchase price of PLN 5 000 thousand, to KGHM Polska Miedź S.A.
Following this transaction, KGHM Polska Miedź S.A. owns 66.68 % of the share capital of "ZAGŁĘBIA" Lubin Sportowa Spółka Akcyjna.

Significant agreements
- The total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. over the last 12 months is estimated at around PLN 584 144 thousand. The highest value agreement was signed on 5 February 2003 and relates to the sale of copper cathodes in 2003. The value of this agreement is around USD 87 800 thousand.
- On 28 January 2003 KGHM Polska Miedź S.A. signed an agreement with Tele-Fonika Kable S.A. for the sale in 2003 of 8 mm copper wire rod. The value of sales revenues may vary in a range from USD 104 346 thousand to around USD 142 146 thousand.
- Also on 28 January 2003 KGHM Polska Miedź S.A. signed an agreement with Tele-Fonika KFK S.A. for the sale in 2003 of 8 mm copper wire rod. The value of sales revenues may vary in a range from around USD 66 924 thousand to around USD 92 124 thousand.

Establishment of a foundation
On 21 March 2003 the foundation Fundacja Polska Miedź with registered head office in Lubin was registered. KGHM Polska Miedź S.A. is the sole founder of the foundation Fundacja Polska Miedź. To achieve the goals of this foundation, KGHM Polska Miedź S.A. is dedicating PLN 5 000 thousand to the Founder's Fund.
The subject and goal of activities of this foundation is as follows:
1) To support outstanding cultural objectives;
2) To participate in the reconstruction, renovation and rescue of objects of historical and cultural significance;
3) To provide assistance to academic, educational and medical institutions;
4) To protect objects of religious significance;

5) To support enterprises aimed at developing closer ties between the Republic of Poland and the European Union, co-operating with the Polish emigré community and supporting international initiatives.

Selection of auditor
On 7 April 2003, the Supervisory Board of KGHM Polska Miedź S.A. selected the firm of Deloitte & Touche Audit Services Sp. z o.o. with registered head office in Warsaw to audit the financial statements of the Company for financial year 2003. The Company has made use of the services of this entity in the past.

Capital Group

- On 10 January 2003 a change in share capital was registered for the company INTERFERIE Sp. z o.o. with registered head office in Lubin. The share capital of INTERFERIE Sp. z o.o. was increased by PLN 800 thousand.
- On 3 March 2003 a change in share capital was registered for the company INTERFERIE Sp. z o.o. with its registered head office in Lubin. The share capital of INTERFERIE Sp. z o.o. was increased by PLN 1 500 thousand.

After registration of this change the share capital of INTERFERIE Sp. z o.o. amounts to PLN 37 300 thousand and is divided into 37 300 shares at PLN 1 000 each. DSI S.A. owns 93.83% of the shares of INTERFERIE Sp. z o.o., KGHM Polska Miedź S.A. - 4.02%, and Centrum Badań Jakości Spółka z o.o. - 2.15%.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

In the first quarter of 2003 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 169 978 thousand. A net profit of PLN 135 295 thousand was achieved in this period. This improvement in the financial results of the Company with respect to the comparable prior period of 2002 relates to the core business of the Company. The result was also heavily impacted by rights to the dividend payment of the company Polkomtel S.A.
In the period January-March 2003 with respect to the prior year:
- revenues from economic activities were higher by PLN 61 387 thousand or by 4.8%,
- economic activity costs were lower by PLN 9 580 thousand or by 0.8%.

The increase in revenues from economic activities was due to a large extent to rights to the dividend payment of the company Polkomtel S.A.

2. Operations

Profit on sales after the first three months of 2003 was higher by PLN 35 114 thousand or by 49.7% of that achieved in the comparable prior year. The reason for this increase in profit on sales is a reduction in the costs of products, goods and materials sold by 2.6% alongside an increase in revenues from sales by 1.2%.
In the first quarter of 2003 net revenues from the sale of products, goods and materials were higher than those achieved in the comparable prior period of 2002 by PLN 13 512 thousand or by 1.2%. This level of revenues was the result of:

- higher average copper prices on the London Metal Exchange by 6.9%, with average prices as follows: 1 555 USD/t in the first quarter of 2002 and 1 663 USD/t in the first quarter of 2003,
- higher average silver prices on the London Bullion Market by 3.9% from a level of 144 USD/kg to 150 USD/kg of silver,
- an increase in the volume of sales of copper and copper products by 0.5% from a level of 130 071 t in the period January-March 2002 to 130 724 t in the comparable period of 2003 and a decrease in the volume of silver sales by 3.6% from a level of 317 971 kg to 306 561 kg.

In comparison to the first three months of 2002 the PLN/USD exchange rate fell by 5.5% and amounted to 3.90 PLN/USD in the first quarter of 2003 versus 4.13 PLN/USD in the comparable prior period.
The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (78.9%) and silver (16.0%).
Operating activity costs in the first quarter of 2003 were lower by PLN 21 602 thousand or by 2.1% than after the first three months of 2002 alongside a quantitative increase in sales of copper products by 0.5% and a decrease in the volume of silver sales by 3.6%.
In the first quarter of 2003 the total unit copper production cost was 6 011 PLN/t versus 6 120 PLN/t in the comparable prior period of 2002, which means a decrease by 1.8 %. This decrease in the unit cost was primarily the result of:

- an increase in electrolytic copper production by 4.6%,
- a fall in the value of services related to preparatory mining work, and
- realisation of the costs reduction program,

alongside an increase in energy costs in the Divisions of KGHM Polska Miedź S.A.

The total unit cost of copper production expressed in USD for the first three months of 2003 amounted to 1 541 USD/t versus 1 483 USD/t in the period January-March 2002.

3. Other operating activities

The result of other operating activities in the first quarter of 2003 was a loss of PLN 14 294 thousand, which means a decrease in the result by PLN 10 635 thousand versus the prior year. This change in the result was mainly impacted by the level of provisions created and released for future employee liabilities and by the refund on the real estate tax in the first quarter of 2002 (relating to underground mining works).

4. Financial activities

The Company noted a profit on financial activities in 2003 of PLN 78 458 thousand, which means an increase in the result in comparison to the prior year by PLN 46 488 thousand. This improvement in the result is an effect of rights to the dividend payment of the company Polkomtel S.A.

V. EVENTS WHICH OCCURRED AFTER 31 MARCH 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

There were none.

VI. REALISATION OF COMPANY FINANCIAL FORECASTS OF RESULTS FOR THE YEAR 2003

The annual report for 2002 included a forecast of financial results for the Company in 2003, which foresaw revenues from the sale of products, goods and materials of PLN 4 149 mln and a net profit of PLN 154 mln.

The net profit achieved by the Company in the first quarter of 2003 represents 87.7% of planned profit for 2003. Such a significantly advanced realisation of the forecast is primarily thanks to the significantly better than anticipated result on operating activities, which to a large extent is due to more favourable macroeconomic conditions. This result is also due to the dividend from Polkomtel S.A. in the gross amount of PLN 46 509 thousand.

Due to the uncertain situation and to the possibility of deterioration on the metals markets, as well as to instability in the exchange rate, the Company has not adjusted its profit forecast.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q4 2002 report (same number of votes)	% of share capital held as at publication date of Q4 2002 report (same number of votes)	Shares held as at 31 March 2003 (same number of votes)	% of share capital held as at 31 March 2003 (same number of votes)
State Treasury	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	16 922 200*	8.46%*	14 474 968	7.24%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

*as at 31 December 2002

As at the date of publication of this quarterly report the Company had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

EXEMPTION NUMBER: 82 4639

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT.

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q4 2002 report	Shares bought since publication of Q4 2002 report	Shares sold since publication of Q4 2002 report	Shares held as at publication date of Q1 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	0	3319
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 March 2003, amounts to PLN 715 418 thousand and exceeds 10% of the shareholders' funds of the Company. Based on information received, the total value of on-going proceedings relating to debtors of KGHM Polska Miedź S.A. and its subsidiaries amounts to PLN 137 125 thousand, while the value of on-going proceedings relating to liabilities is PLN 578 293 thousand.

The largest on-going proceedings in the group of debtors are as follows:

1. Debtors due to additional VAT taxation for specific months of 2000 in the amount of PLN 25 253 thousand. These proceedings were initiated on 7 October 2002. The parties to these proceedings are KGHM Polska Miedź S.A. and the Treasury Control Office (UKS) in Legnica. The Company disagrees with the decision of the UKS. The amount of the additional taxation of PLN 25 253 thousand is the result of UKS auditors, from the Legnica Branch of the Treasury Control Office in Wrocław, treating the sale of financial instruments as exempted sales. Due to the fact that the law on VAT and on excise tax, under the wording in force in 2000, did not include the said financial instruments as an item subject to taxation, the Company submitted an appeal to the 12 decisions passed by the Director of the Treasury Control Office to the Treasury Office in Legnica. It is highly probable that the additional amount of VAT will be refunded to the Company.

2. Debtors due to the payment from profit for 1996 in the amount of PLN 23 729 thousand, related to contested provisions. Pursuant to a suggestion by the Advisor to the Treasury Minister for Privatisation, in 1996 KGHM Polska Miedź S.A. created a provision for liabilities related to future mine closure costs and a provision for tax liabilities. As a result of a tax audit in 1996 the tax authorities accused the Company of unjustifiably lowering the profit before taxation, and therefore of lowering the amount of payment from net profit. On 22 October 2002 KGHM Polska Miedź S.A. submitted an appeal to the Supreme Administrative Court.

The largest on-going proceedings in the group of liabilities are as follows:

1. Proceedings of Telefonia DIALOG S.A. in Wrocław (a subsidiary of KGHM Polska Miedź S.A.) related to the cancellation of licensing and prolongation fees in the amount of EUR 122 688 thousand (or PLN 540 467 thousand, based on the EUR exchange rate as at 31 March 2003 of 4.4052 PLN/EUR), initiated on 28 March 2003, in which the parties are Telefonia DIALOG S.A. with its registered head office in Wrocław and the Ministry of Infrastructure. Telefonia Dialog S.A., in connection with the coming into force of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators, in accordance with formal procedure has requested the Minister of Infrastructure to cancel the licensing and prolongation fees due. This law allows for the restructurisation of licensing liabilities through their cancellation, as a result of the investment expenditures incurred by Telefonia Dialog S.A. on its telecommunications infrastructure. The expenditures incurred by Telefonia Dialog S.A. in the years 2001-2002 are sufficient to cover the entire amount of the licensing liabilities, which consequently allows cancellation of all of these liabilities.

2. Court proceedings initiated on 29 October 2001 in the case of Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. in Niwnice versus AQUAKONRAD S.A. in liquidation in Iwiny (a subsidiary of KGHM Metale S.A.) with a value based on mining damages in the amount of PLN 7 764 thousand. AQUAKONRAD S.A. has requested the case to be dismissed and the adjudication of related costs.

X. TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES DURING THE PERIOD FROM 1 JANUARY 2003 TO 31 MARCH 2003, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE COMPANY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF EUR 500 000.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych (Equity Investment Fund) KGHM Metale SA in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand. The last transaction having the highest value was entered into on 13 March 2003 in the amount of PLN 700 thousand with a bond interest rate of 8.35%.
2. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM LEGMET Sp. z o.o. in the amount of PLN 2 100 thousand, and the rollover of debt bonds of PLN 600 thousand. Total value of these transactions since the beginning of 2003 is PLN 2 700 thousand. The highest value transaction was entered into on 3 January 2003 and relates to the purchase of debt bonds in the amount of PLN 2 100 thousand with an interest rate of 9%.
3. Transactions entered into between DSI SA in Lubin (a subsidiary of the Company) and KWARCE SA (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. of PLN 3 300 thousand, intended for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE SA in 17 instalments by 30 June 2005. Profitability based on the lombard credit rate.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES - IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period from 1 January to 31 March 2003 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

EXEMPTION NUMBER: 82 4639

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

The dividend due from Polkomtel S.A. in the amount of PLN 46 509 thousand was accounted for in the current quarter in financial income. Net profit (after recognition of the provision for deferred tax) was increased by PLN 39 532 thousand. Payment of this dividend was made in the month of April 2003.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The most important factors which impact the financial results of the Company are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
Zenon Sabiniarz

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik